MOOG INC. (“the Company”)
CLAWBACK POLICY
I.Introduction
The Board of Directors of the Company (the “Board”) believes that it is in the best interests of the Company and its shareholders to create and maintain a culture that emphasizes integrity and accountability and that reinforces the Company's pay-for-performance compensation philosophy. The Board has therefore adopted this policy which provides for the recoupment of certain executive compensation in the event of an accounting restatement resulting from material noncompliance with financial reporting requirements under the federal securities laws (the “Policy”). This Policy is designed to comply with Section 10D of the Securities Exchange Act of 1934 (the “Exchange Act”) and the New York Stock Exchange (“NYSE”) listing standards.
II.Administration
This Policy shall be administered by the Board or, if so designated by the Board, the Executive Compensation Committee (the “ECC”), in which case references herein to the Board shall be deemed references to the ECC. Any determinations made by the Board shall be final and binding on all affected individuals.
III.Covered Executives
This Policy applies to the Company's current and former executive officers, as determined by the Board in accordance with Section 10D of the Exchange Act and the NYSE listing standards (“Covered Executives”).
IV.Incentive Compensation
For purposes of this Policy, “Incentive Compensation” means any compensation that is granted, earned, or vested based wholly or in part on the attainment of a financial reporting measure including, but not limited to, annual bonuses and other short- and long-term cash incentives; restricted stock; restricted stock units; performance shares; and performance units.
V.Recoupment; Accounting Restatement
In the event the Company is required to prepare an accounting restatement of its financial statements due to the Company's material noncompliance with any financial reporting requirement under the securities laws, the Board will require reimbursement or forfeiture of any excess Incentive Compensation received by any Covered Executive during the three (3) completed fiscal years immediately preceding the date on which the Company is required to prepare an accounting restatement.
VI.Excess Incentive Compensation: Amount Subject to Recovery and Method of Recoupment
The amount to be recovered will be the excess of the Incentive Compensation paid to the Covered Executive based on the erroneous data over the Incentive Compensation that would have been paid to the Covered Executive had it been based on the restated results, without regard to any taxes paid, as determined by the Board.
If the Board cannot determine the amount of excess Incentive Compensation received by the Covered Executive directly from the information in the accounting restatement, then it will make its determination based on a reasonable estimate of the effect of the accounting restatement.
The Board will determine, in its sole discretion, the method for recouping Incentive Compensation hereunder.
Rev. November 2023

VII.No Indemnification
The Company shall not indemnify any Covered Executives against the loss of any incorrectly awarded Incentive Compensation.
VIII.Interpretation
The Board is authorized to interpret and construe this Policy and to make all determinations necessary, appropriate, or advisable for the administration of this Policy. It is intended that this Policy be interpreted in a manner that is consistent with the requirements of Section 10D of the Exchange Act and any applicable rules or standards adopted by the Securities and Exchange Commission or the NYSE.
IX.Effective Date
This Policy shall be effective as of the date it is adopted by the Board (the “Effective Date”) and shall apply to Incentive Compensation that is approved, awarded or granted to Covered Executives on or after that date.
X.Amendment; Termination
The Board may amend this Policy from time to time in its discretion. The Board may terminate this Policy at any time.
XI.Other Recoupment Rights
The Board intends that this Policy will be applied to the fullest extent of the law. The Board may require that any employment agreement, equity award agreement, or similar agreement entered into on or after the Effective Date shall, as a condition to the grant of any benefit thereunder, require a Covered Executive to agree to abide by the terms of this Policy. Any right of recoupment under this Policy is in addition to, and not in lieu of, any other remedies or rights of recoupment that may be available to the Company pursuant to the terms of any similar policy in any employment agreement, equity award agreement, or similar agreement and any other legal remedies available to the Company.
XII.Impracticability
The Board shall recover any excess Incentive Compensation in accordance with this Policy unless such recovery would be impracticable, as determined by the Board in accordance with Rule 10D-1 of the Exchange Act and the NYSE listing standards.
XIII.Successors
This Policy shall be binding and enforceable against all Covered Executives and their beneficiaries, heirs, executors, administrators or other legal representatives.
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Rev. November 2023